One International Place

40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

THOMAS FRIEDMANN

Partner

thomas.friedmann@dechert.com

+1 617 728 7120 Direct

+1 617 275 8389 Fax

July 30, 2026

Via EDGAR

Megan Miller, Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	PennantPark Floating Rate Capital Ltd. (the “Company”) – SEC Comments (File No. 814-00891)

Dear Ms. Miller:

We are writing in response to comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on July 20, 2026 regarding a review of the Company’s Annual Report on Form 10-K for the year ended September 30, 2025, filed on November 24, 2025 (the “Form 10-K”), as required by the Sarbanes-Oxley Act of 2002, as amended. For your convenience, summaries of each of the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the response of the Company.

1.	In the Schedule of Investments, please disclose the class of shares held of other registered funds as part of the title of “issue.”

The Company will revise future disclosure to include the class of shares of each of its investments in other registered funds.

2.

The Staff notes that the Company engaged in more than one kind of debt transaction. The Staff notes that the average dollar amounts of borrowings and average interest rate was disclosed individually by type of debt but not disclosed in aggregate across the Company. Please update in future filings to also include the aggregate disclosure required by Regulation § S-X 6-07.3.

The Company acknowledges the Staff’s comment. The Company respectfully directs the Staff to the language of Regulation § S-X 6-07.3 which states (emphasis added): “Provide in the body of the statements or in the footnotes, the average dollar amount of borrowings and the average interest rate.” The Company has provided aggregate disclosure of these items: (i) Note 10 (Financial highlights) discloses the Company’s weighted average debt outstanding of $1.4 billion for the fiscal year ended September 30, 2025 (as well as

July 30, 2026 Page 2

comparable information for the fiscal years ended September 30, 2024, 2023, 2022 and 2021), and (ii) Note 11 (Debt) discloses that the annualized weighted average cost of debt was 6.8% for the fiscal year ended September 30, 2025 (and comparable information for the fiscal years ended September 30, 2024 and 2023). The Company believes these disclosures satisfy the requirements of Regulation S-X 6-07.3. For added clarity, the Company can add both figures required by Regulation § S-X 6-07.3 in Note 11 (Debt) in future Form 10-K filings.

3.

Please discuss in correspondence how the Company has complied with the Financial Highlights presentation requirements given the Company has filed a registration statement pursuant to General Instruction A.2 of Form N-2. See Division of Investment Management Dear CFO Item 2023-01 (“Item 2023-01”).

The Company supplementally confirms that, while its registration statement on Form N-2 (File No. 333-279726, declared effective by the Staff on July 17, 2024) includes 10 years of financial highlights on page 9, the Company will revise future disclosures on Form 10-K to comply with Item 2023-01.

* *  *

If you have any questions, please feel free to contact the undersigned by telephone at (617) 728-7120 (or by email at thomas.friedmann@dechert.com).

Sincerely,
/s/ Thomas Friedmann
Thomas Friedmann

cc:	Richard Allorto, PennantPark Investment Corporation

Eric Leeds, PennantPark Investment Administration, LLC

Adam Katz, PennantPark Investment Advisers, LLC

Stephen Pratt, Dechert LLP

Ross MacConnell, Dechert LLP